ENTERRA ENERGY TRUST

Annual General and Special Meeting of Unitholders Held on May 18, 2005

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of NI 51-102 – Continuous Disclosure Obligations

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
1.	Resolution to appoint KPMG LLP Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration.[1]	Carried	99.08%	N/A	0.92%
2.	Resolution to re-appoint Olympia Trust Company as Trustee of the Trust for additional 3-year term.[2]	Carried	99.19%	0.45%	0.36%
3.	Resolution to set the number of directors to be elected at the Meeting at 6.[3]	Carried	99.09%	0.56%	0.34%
4.	Resolution to elect the 6 directors as set out in management’s Information Circular. E. Keith Conrad H.R. Joseph Vidal Norman W. G. Wallace Peter Carpenter Roger Giovanetto W. Cobb “Chip” Hazelrig	Carried	98.60%	N/A	1.40%
5.	Special Resolution to approve the Indenture Amendment Resolution as more fully set out in management’s Information Circular.[4]	Carried	67.13%	30.91%	1.96%
6.	Resolution to replace the Current Bonus Plan in its entirety and to replace it with the Proposed Bonus Plan as set out in management’s Information Circular.[5]	Carried	90.22%	8.14%	1.64%
7.	Resolution to approve the Restricted Unit and Performance Unit Incentive Plan.[6]	Carried	64.40%	34.04%	1.56%
8.	Resolution to Amend the Trust Unit Option Plan.[7]	Carried	65.08%	33.20%	1.72%

Footnotes

1 Management Proxy tabulation only.

2 Ibid.

3 Ibid.

4 Under the Proxy Rules of the New York Stock Exchange, member organizations of the Exchange were not permitted to vote on items 5, 6, 7 and 8 on the Proxy form (and above) unless specific instruction had been received from beneficial owners.  The figures in items 5, 6, 7 and 8 are Management Proxy tabulations as well as votes by unitholders in attendance.

5 Ibid.

6 Ibid.

7 Ibid.

H:\AGM's\voting results - 2006.DOC